Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabed – 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax     : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

June 14, 2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Resignation of Independent Director

This is to inform you that Mr. Hans Peter Hasler, Independent Director (DIN: 07535056) has resigned from the Company’s Board of Directors, with effect from June 14, 2018.

Having served as an Independent Director on the Company’s Board since June 2016, Mr. Hasler has decided to actively engage in a business opportunity which could pose a potential conflict of interest vis-à-vis his position as a Director of Dr. Reddy’s. In order to avoid this, he has decided to tender his resignation.

The Board places on record the valuable services rendered by Mr. Hasler during his tenure as a Director of the Company and expresses its deep sense of appreciation and gratitude for the same.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc. (Stock Code: RDY)